Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2023 SECOND QUARTER FINANCIAL RESULTS

Record Revenues and Income from Operations

WATERLOO, Ontario — September 7, 2022 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2023 second quarter (Q2FY23). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Descartes had a very successful quarter helping customers navigate the complexities of global supply chains and logistics,” said Edward J. Ryan, Descartes’ CEO. “Geopolitical events, energy supplies and costs, and economic uncertainty have combined to present novel challenges for supply chain participants to manage. Our Global Logistics Network (GLN) is designed to help these shippers, carriers and logistics services providers connect and collaborate to plan and execute shipments in an efficient and sustainable manner. We’re pleased that we’ve been able to help so many existing and new customers improve their businesses and supply chains.”

Q2FY23 Financial Results

As described in more detail below, key financial highlights for Descartes’ Q2FY23 included:

•	Revenues of $123.0 million, up 18% from $104.6 million in the second quarter of fiscal 2022 (Q2FY22) and up 6% from $116.4 million in the previous quarter (Q1FY23);
•

Revenues were comprised of services revenues of $109.4 million (89% of total revenues), professional services and other revenues of $10.3 million (8% of total revenues) and license revenues of $3.3 million (3% of total revenues). Services revenues were up 17% from $93.5 million in Q2FY22 and up 6% from $102.8 million in Q1FY23;

•

Cash provided by operating activities of $46.4 million, consistent with $46.4 million in Q2FY22 and up 5% from $44.4 million in Q1FY23. In Q2FY23, Descartes paid $10.5 million in contingent consideration in respect of previously completed acquisitions of which $5.3 million was accounted for as cash used in operating activities in Q2FY23;

•	Income from operations of $31.5 million, up 21% from $26.1 million in Q2FY22 and up 3% from $30.6 million in Q1FY23;
•	Net income of $22.9 million, down from $23.2 million in Q2FY22 and down from $23.1 million in Q1FY23. Net income as a percentage of revenue was 19%, compared to 22% in Q2FY22 and 20% in Q1FY23;
•	Earnings per share on a diluted basis of $0.27, consistent with $0.27 in both Q2FY22 and Q1FY23, respectively; and
•

Adjusted EBITDA of $54.0 million, up 18% from $45.9 million in Q2FY22 and up 5% from $51.2 million in Q1FY23. Adjusted EBITDA as a percentage of revenues was 44%, consistent with 44% in both Q2FY22 and Q1FY23, respectively.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2	Q1	Q4	Q3	Q2
	FY23	FY23	FY22	FY22	FY22
Revenues	123.0	116.4	112.4	108.9	104.6
Services revenues	109.4	102.8	99.5	97.2	93.5
Gross margin	77%	76%	76%	76%	76%
Cash provided by operating activities	46.4	44.4	45.5	43.3	46.4
Income from operations	31.5	30.6	26.0	27.8	26.1
Net income	22.9	23.1	19.2	25.5	23.2
Net income as a % of revenues	19%	20%	17%	23%	22%
Earnings per diluted share	0.27	0.27	0.22	0.30	0.27
Adjusted EBITDA	54.0	51.2	50.1	48.2	45.9
Adjusted EBITDA as a % of revenues	44%	44%	45%	44%	44%

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2022 (1HFY23) included:

•	Revenues of $239.4 million, up 18% from $203.4 million in the same period a year ago (1HFY22);
•

Revenues were comprised of services revenues of $212.2 million (89% of total revenues), professional services and other revenues of $21.6 million (9% of total revenues) and license revenues of $5.6 million (2% of total revenues). Services revenues were up 17% from $181.8 million in 1HFY22;

•

Cash provided by operating activities of $90.8 million, up 4% from $87.3 million in 1HFY22. In 1HFY23, Descartes paid $10.5 million in contingent consideration in respect of previously completed acquisitions of which $5.3 million was accounted for as cash used in operating activities in 1HFY23;

•	Income from operations of $62.1 million, up 25% from $49.5 million in 1HFY22;
•	Net income of $46.0 million, up 11% from $41.6 million in 1HFY22. Net income as a percentage of revenues was 19%, compared to 20% in 1HFY22;
•	Earnings per share on a diluted basis of $0.53, up 10% from $0.48 in 1HFY22; and
•	Adjusted EBITDA of $105.2 million, up 20% from $87.4 million in 1HFY22. Adjusted EBITDA as a percentage of revenues was 44%, compared to 43% in 1HFY22.

The following table summarizes Descartes’ results in the categories specified below over 1HFY23 and 1HFY22 (unaudited, dollar amounts in millions):

	1HFY23	1HFY22
Revenues	239.4	203.4
Services revenues	212.2	181.8
Gross margin	76%	76%
Cash provided by operating activities	90.8	87.3
Income from operations	62.1	49.5
Net income	46.0	41.6
Net income as a % of revenues	19%	20%
Earnings per diluted share	0.53	0.48
Adjusted EBITDA	105.2	87.4
Adjusted EBITDA as a % of revenues	44%	43%

Cash Position

At July 31, 2022, Descartes had $189.0 million in cash. Cash decreased by $22.7 million in Q2FY23 and decreased $24.4 million in 1HFY23. The table set forth below provides a summary of cash flows for Q2FY23 and 1HFY23 in millions of dollars:

	Q2FY23	1HFY23
Cash provided by operating activities	46.4	90.8
Additions to property and equipment	(1.8)	(3.4)
Acquisitions of subsidiaries, net of cash acquired	(61.1)	(104.0)
Payment of debt issuance costs	—	(0.1)
Issuances of common shares, net of issuance costs	0.1	0.5
Payment of contingent consideration	(5.2)	(5.2)
Effect of foreign exchange rate on cash	(1.2)	(3.0)
Net change in cash	(22.8)	(24.4)
Cash, beginning of period	211.8	213.4
Cash, end of period	189.0	189.0

Acquisition of XPS

On June 3, 2022, Descartes acquired all of the shares of XPS Technologies, LLC (“XPS”), a provider of ecommerce multi-carrier parcel shipping solutions. The purchase price for the acquisition was approximately $61.1 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $75.0 million based on XPS achieving revenue-based targets over the first two years post-acquisition.

Normal-course issuer bid (NCIB)

On June 7, 2022, Descartes announced a NCIB, commencing June 10, 2022, to purchase up to approximately 7.4 million common shares in the open market for cancellation. Under the NCIB, Descartes is permitted to repurchase for cancellation, at its discretion on or before June 9, 2023, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of Descartes’ issued and outstanding common shares. Any purchases under the NCIB will be subject to the terms and limitations applicable to such NCIB, and will be made through the facilities of the TSX, Nasdaq, other designated exchanges and/or alternative Canadian trading systems, or by such other means as may be permitted by the Ontario Securities Commission or other applicable Canadian Securities Administrators. No common shares have yet been purchased pursuant to the NCIB.

Short-form base shelf prospectus

On July 15, 2022, we filed the 2022 Base Shelf Prospectus, allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. No securities have yet been sold pursuant to the 2022 Base Shelf Prospectus.

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, September 7. Designated numbers are +1 866 455 3403 for North America and +1 647 484 8332 for international, using Passcode 96484241#.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available until September 14, 2022, at the following address: https://onlinexperiences.com/Launch/QReg/ShowUUID=363B9D23-BDC9-437F-8BDC-42CA9C002737&LangLocaleID=1033 using Passcode: EV00136656. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.

# # #

Descartes Investor Contact:

Laurie McCauley +1-519-746-6114 x202358

investor@descartes.com

Safe Harbor Statement

This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the war in Ukraine and the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current war in Ukraine and the COVID-19 pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information,

used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2022 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY23, Q1FY23, Q4FY22, Q3FY22, and Q2FY22, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY23	Q1FY23	Q4FY22	Q3FY22	Q2FY22
Net income, as reported on Consolidated Statements of Operations	22.9	23.1	19.2	25.5	23.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.3
Investment income	(0.5)	(0.2)	(0.1)	(0.1)	(0.1)
Income tax expense	8.8	7.4	6.7	2.1	2.7
Depreciation expense	1.3	1.2	1.3	1.3	1.3
Amortization of intangible assets	16.1	15.1	15.0	15.4	15.0
Stock-based compensation and related taxes	3.8	2.9	2.9	3.0	3.1
Other charges	1.3	1.4	4.8	0.7	0.4
Adjusted EBITDA	54.0	51.2	50.1	48.2	45.9

Revenues	123.0	116.4	112.4	108.9	104.6
Net income as % of revenues	19%	20%	17%	23%	22%
Adjusted EBITDA as % of revenues	44%	44%	45%	44%	44%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 1HFY23 and 1HFY22, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	1HFY23	1HFY22
Net income, as reported on Consolidated Statements of Operations	46.0	41.6
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.6	0.5
Investment income	(0.6)	(0.1)
Income tax expense	16.1	7.5
Depreciation expense	2.5	2.5
Amortization of intangible assets	31.1	28.8
Stock-based compensation and related taxes	6.7	5.7
Other charges	2.8	0.9
Adjusted EBITDA	105.2	87.4

Revenues	239.4	203.4
Net income as % of revenues	19%	20%
Adjusted EBITDA as % of revenues	44%	43%

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	July 31,	January 31,
	2022	2022
		(Audited)
ASSETS
CURRENT ASSETS
Cash	189,030	213,437
Accounts receivable (net)
Trade	48,913	41,705
Other	11,420	14,075
Prepaid expenses and other	20,664	21,974
Inventory	814	868
	270,841	292,059
OTHER LONG-TERM ASSETS	19,262	18,652
PROPERTY AND EQUIPMENT, NET	11,400	10,817
RIGHT-OF-USE ASSETS	8,089	10,571
DEFERRED INCOME TAXES	12,777	14,962
INTANGIBLE ASSETS, NET	252,565	229,609
GOODWILL	671,802	608,761
	1,246,736	1,185,431
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	9,837	10,566
Accrued liabilities	71,416	56,442
Lease obligations	3,604	4,029
Income taxes payable	4,449	5,616
Deferred revenue	66,547	56,780
	155,853	133,433
LONG-TERM DEBT	—	—
LEASE OBLIGATIONS	5,094	7,382
DEFERRED REVENUE	1,746	1,920
INCOME TAXES PAYABLE	8,303	7,354
DEFERRED INCOME TAXES	37,301	35,523
	208,297	185,612

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,788,547 at July 31, 2022 (January 31, 2022 – 84,756,210)	537,003	536,297
Additional paid-in capital	479,620	473,303
Accumulated other comprehensive income (loss)	(26,813)	(12,393)
Retained earnings	48,629	2,612
	1,038,439	999,819
	1,246,736	1,185,431

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2022	2021	2022	2021

REVENUES	123,011	104,570	239,406	203,408
COST OF REVENUES	28,919	25,470	56,742	49,319
GROSS MARGIN	94,092	79,100	182,664	154,089
EXPENSES
Sales and marketing	14,315	11,328	27,551	22,339
Research and development	18,155	15,473	34,724	30,692
General and administrative	12,700	10,855	24,342	21,861
Other charges	1,289	414	2,771	934
Amortization of intangible assets	16,086	14,911	31,134	28,746
	62,545	52,981	120,522	104,572
INCOME FROM OPERATIONS	31,547	26,119	62,142	49,517
INTEREST EXPENSE	(284)	(272)	(562)	(549)
INVESTMENT INCOME	461	61	614	124
INCOME BEFORE INCOME TAXES	31,724	25,908	62,194	49,092
INCOME TAX EXPENSE (RECOVERY)
Current	7,498	4,732	12,339	6,866
Deferred	1,324	(2,000)	3,838	629
	8,822	2,732	16,177	7,495
NET INCOME	22,902	23,176	46,017	41,597
EARNINGS PER SHARE
Basic	0.27	0.27	0.54	0.49
Diluted	0.27	0.27	0.53	0.48
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,783	84,566	84,774	84,534
Diluted	86,338	86,128	86,344	86,066

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2022	2021	2022	2021
OPERATING ACTIVITIES
Net income	22,902	23,176	46,017	41,597
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,301	1,287	2,546	2,502
Amortization of intangible assets	16,086	14,911	31,134	28,746
Stock-based compensation expense	3,736	3,015	6,523	5,167
Other non-cash operating activities	68	281	51	557
Deferred tax (recovery) expense	1,324	(2,000)	3,838	629
Changes in operating assets and liabilities	982	5,704	722	8,082
Cash provided by operating activities	46,399	46,374	90,831	87,280
INVESTING ACTIVITIES
Additions to property and equipment	(1,786)	(941)	(3,422)	(2,596)
Acquisition of subsidiaries, net of cash acquired	(61,096)	(54,418)	(103,988)	(90,278)
Cash used in investing activities	(62,882)	(55,359)	(107,410)	(92,874)
FINANCING ACTIVITIES
Credit facility and other debt repayments	—	(1,068)	—	(1,068)
Payment of debt issuance costs	—	—	(66)	(60)
Issuance of common shares for cash, net of issuance costs	111	850	499	1,497
Payment of contingent consideration	(5,215)	—	(5,215)	—
Cash (used in) provided by financing activities	(5,104)	(218)	(4,782)	369
Effect of foreign exchange rate changes on cash	(1,162)	(576)	(3,046)	(78)
Decrease in cash	(22,749)	(9,779)	(24,407)	(5,303)
Cash, beginning of period	211,779	138,137	213,437	133,661
Cash, end of period	189,030	128,358	189,030	128,358